

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 10, 2009

<u>Via U.S. Mail and Fax</u>
Mr. J. Robert Fugate
Chief Financial Officer
CBEYOND, Inc.
320 Interstate North Parkway, Suite 500
Atlanta, GA 30339

> **RE: CBEYOND, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 0-51588**

Dear Mr. Fugate:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        /s/Larry Spirgel
                                        Assistant Director